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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-43369

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Fogel Neale Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300
(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Fogel **(646) 708-9020**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arnold G. Greene
(Name - if individual, state last, first, middle name)

65 Kingsbury Road	**Garden City**	**NY**	**11530**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Fogel Neale Securities, LLC

**Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2017**

Fogel Neale Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[x] Statement of Operations.
[x] Statement of Changes in Member's Equity.
[x] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
      under the Securities Exchange Act of 1934.
[x] Computation for Determination of Reserve Requirements for Brokers and Dealers
      Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
      Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
      Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
      Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
      Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[x] Report of Independent Registered Public Accounting Firm Regarding
      Rule 15c3-3 Exemption Report.
[x] Statement of Exemption from Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-
5(e)(3).*



AFFIRMATION

I, Ralph Fogel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fogel Neale Securities, LLC for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Compliance Officer
Title

JORDAN R D CONNELL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6229127
Qualified In New York County
My Commission Expires 10-04-2018

Notary Public

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT

65 KINGSBURY ROAD

GARDEN CITY, N.Y. 11530

——

(516) 742-2198

FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of

FOGEL NEALE SECURITIES, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fogel Neale Securities, LLC (the "Company"), as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are

required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SIGNATURE

We have served as the Company's auditor since 2008.

February 23, 2018

Fogel Neale Securities, LLC

Statement of Financial Condition
December 31, 2017

Assets

Cash	$	6,115
Due from affiliate		317,104
Other assets		50,000
Total assets	$	373,219

Liabilities and Member's Equity

Member's equity		373,219
Total liabilities and member's equity	$	373,219

The accompanying notes are an integral part of these financial statements.

Fogel Neale Securities, LLC

Statement of Operations
Year Ended December 31, 2017

Revenues

Commission income	$	3,550
Fee income		71
		3,621

Expenses

Professional fees	6,000
Regulatory and other fees	4,150
Total expenses	10,150
Net loss	$ (6,529)

The accompanying notes are an integral part of these financial statements.

Fogel Neale Securities, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2017

Balance, January 1, 2017	$ 379,148
Net loss	(6,529)
Capital contributions	600
Balance, December 31, 2017	$ 373,219

The accompanying notes are an integral part of these financial statements.

Fogel Neale Securities, LLC

Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities		
Net loss	$	(6,529)
Adjustments to reconcile net income to net cash used by operating activities		
Non-cash expenses		600
Decrease in operating assets		
Due from affiliate		3,685
Other assets		1,599
(Decrease) in operating liabilities		
Accrued expenses		(210)
Net cash used by operating activities		(855)
Cash		
Beginning of year		6,970
End of year	$	6,115
Noncash financing activity		
Administrative fees assumed by Parent	$	600

The accompanying notes are an integral part of these financial statements.

1. **Nature of Operations**

    Fogel Neale Securities, LLC (the "Company") is a New York Limited Liability Company registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns commissions from transactions executed on behalf of customers.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Cash
    All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

    Revenue Recognition
    Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

    Income Taxes
    No provision for income taxes has been recorded because the Company is a single member limited liability company and is thus treated as a disregarded entity. Accordingly, the individual members of its parent report their share of the Company's income or loss on their personal income tax returns. The Company's parent is subject to the New York City unincorporated business tax.

    As of December 31, 2017, management has determined that the company had no uncertain tax positions that would require financial statement recognition.

3. **Related Party Transactions**

During 2017, the Company paid approximately $600 for administrative fees under an Expense Sharing agreement with the Parent.

4. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $6,115 which exceeded the required net capital by $1,115.

The Company does not handle cash or securities of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

5. **New Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15. 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. Management has determined that adoption of Topic 606 will have no impact on the Company's financial statements.

Fogel Neale Securities, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2017

Member's equity	$	373,219
Nonallowable assets		
Due from affiliate		317,104
Other assets		50,000
Total deductions		367,104
Net capital		6,115
Minimum capital requirement (the greater of $5,000 or 6 2/3%		
of aggregate indebtedness)		5,000
Excess net capital	$	1,115
Aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		0.00:1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2017.

Fogel Neale Securities, LLC
Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
For the Year Ended December 31, 2017

As the Company does not handle customer cash or securities, it does not have any Reserve or Possession and Control requirements with respect to SEC Rule 15c3-3.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

—

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
FOGEL NEALE SECURITIES, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1)   Fogel Neale Securities, LLC   (the "Company") stated the Company may file an exemption report because it had no obligations under SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2017. Management is responsible for compliance with 17 C.F.R. §15c3-3(k) and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. §15c3-3(k). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

SIGNATURE

February 23, 2018

Fogel Neale Securities, LLC
Statement of Exemption from Rule 15c3-3
December 31, 2017

Fogel Neale Securities, LLC has no obligations under Rule 15c3-3 since it does not handle cash or securities on behalf of customers. That has been so throughout the fiscal year ending December 31, 2017 without exception. Therefore, the Company is permitted to file this Exemption Report.



Executed by the Person who made the oath
or affirmation under SEC Rule 17a-5(e)(2)